September 6, 2022

VIA EDGAR	Cal J. Gilmartin 617-951-9103 cal.gilmartin@klgates.com

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Climate Tech Fund

File Nos. 333-51308; 811-07142

Dear Ms. Lithotomos:

On behalf of the NexPoint Climate Tech Fund (formerly Highland Small-Cap Equity Fund) (the “Fund”), a series of Highland Funds II (the “Trust”) we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s responses to the comments provided by you on behalf of the staff of the SEC (the “Staff”) on August 9, 2022 relating to the Rule 485(a) Registration Statement filing of the Fund on July 11, 2022. We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding.

These responses will be reflected, to the extent applicable, in the Fund’s Registration Statement filing pursuant to Rule 485(b) under the Securities Exchange Act of 1933, as amended. When a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

1.	The Staff has the following comments concerning the changes to the Fund’s investment strategies:

a.

Please supplementally inform the staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders — who did not vote for these changes. In your response:

i.	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

ii.	Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new Fund.

iii.

Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new Fund.

b.	Please also explain why the Adviser believes these change are consistent with its fiduciary duty to this Fund.

c.

The Fund notified its shareholders of this planned change in a supplement pursuant to Rule 497. Please explain why a 485(a) was not filed giving the Staff adequate opportunity to comment, prior to filing a supplement.

d.	Please inform the Staff in your response letter what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.

Response: The Adviser provided a presentation to the Board at a regularly scheduled meeting addressing the proposed changes to the Fund’s name and investment strategy. The Adviser discussed that the Fund’s objective to seek long-term growth of capital would not change and that the Fund would continue to pursue its objective through an investment strategy combing growth and value investment management styles.

The Adviser noted that it believed that the changes would make the Fund more attractive to investors, which was important because the Fund was not economically viable for the long-term without attracting new assets. Consequently, the changes gave shareholders the opportunity for a continued growth and value investment strategy without incurring the taxable nature of a liquidation. The Adviser represented to the Board its belief that changing the investment strategies to reflect that of a climate tech fund would increase shareholder returns by allowing the Adviser to capitalize on trends in the climate tech space and move away from the small cap category which has seen significant net outflows of tens of billions of dollars in recent periods.

The Adviser also presented to the Board a review of the competitive peer universe and potential investment opportunities with respect to the climate tech space, and presented graphical comparisons of the performance of a relevant climate tech index versus a small cap index over the past five years.

A board of trustees, in its role as a board and exercising its fiduciary duty, does not dictate to an investment adviser of an investment company how to invest to achieve maximum return for shareholders, but rather relies on the expertise of the investment adviser to manage the investment portfolio. With respect to the Fund, the Board considered the Adviser’s expertise and gave deference to the insights of the Fund’s portfolio managers that the revised investment strategies had the potential to attract new investors and assets into the Fund and may in fact benefit the Fund’s shareholders. The Board believes that the changes are consistent with its fiduciary duties and in the best interests of shareholders because the changes are designed to address concerns regarding the viability of an existing fund by providing the Fund with a revised investment strategy that could be more competitive in the current market. In addition, the Board was aware that a liquidation of the Fund would cause shareholders to realize a capital gain or loss for tax purposes.

Additionally, the Fund believes that changes of this nature are consistent with actions taken by investment company boards in the ordinary course of business without shareholder action, and that the organization of a new fund to accomplish these changes would require undue time and expense, would not enable Fund shareholders to benefit from the changes without potentially incurring a taxable transaction, and would not be in the best interests of shareholders. The Fund also notes that the Fund filed and mailed a supplement pursuant to Rule 497 to give shareholders advance notice of the changes and the opportunity to sell their shares if they disagreed with the changes.

The Adviser believes that the changes are consistent with its fiduciary duties to the Fund for the same reasons discussed above with respect to its proposal and the Board’s determination.

Following Board approval, the Fund filed a supplement pursuant to Rule 497 on July 1, 2022 to provide shareholders with at least 60 days’ notice of the change to the Fund’s name and 80% policy as required by Rule 35d-1 under the Investment Company Act of 1940, as amended. This supplement and notice timeline was intended to coincide with the Staff’s review of the Fund’s Rule 485(a) filing and specifically stated that the changes would be submitted as part of a revised registration statement for review by the Staff and would be subject to revisions in response to comments received from the Staff.

Supplementally, the Adviser anticipates that approximately 50% of the Fund’s portfolio will be repositioned in connection with the proposed changes to the Fund’s investment strategy.

2.	Please confirm supplementally that the Fund’s expense limitation agreement will be in effect for at least one year from the effective date of the Fund’s prospectus.

Response: The Fund confirms the Fund’s expense limitation agreement will be in effect for at least one year from the effective date of the Fund’s prospectus.

3.	Please consider adding risk disclosure relating to the market capitalizations of companies in which the Fund may invest.

Response: Supplementally, after further consideration and examination of the Fund’s primary investment strategy and related securities, the Fund has determined to add the following disclosures to the Fund’s Prospectus as follows:

Added as new subsections under “Principal Risks”:

•

Small-Cap Company Risk is the risk that investing in the securities of small-cap companies either directly or indirectly through investments in ETFs, closed-end funds or mutual funds (“Underlying Funds”) may pose greater market and liquidity risks than larger, more established companies, because of limited product lines and/or operating history, limited financial resources, limited trading markets, and the potential lack of management depth. In addition, the securities of such companies are typically more volatile than securities of larger capitalization companies.

•

Mid-Cap Company Risk is the risk that investing in securities of mid-cap companies may entail greater risks than investments in larger, more established companies. Mid-cap companies tend to have more narrow product lines, more limited financial resources and a more limited trading market for their stocks, as compared with larger companies. As a result, their stock prices may decline significantly as market conditions change.

Added as a new subsection under “Additional Information About Investment Strategies”:

•	Micro, Small and Mid-Cap Investments. Each Fund may invest in companies of any market capitalization, including those with micro, small or medium capitalizations.

Added as a new subsection under “More on Strategies, Risks and Disclosure of Portfolio Holdings”:

•

Small-Cap Company Risk: Investing in securities of small-cap companies may involve greater risks than investing in larger, more established companies. Smaller companies may have limited product lines, markets and financial resources. Their securities may trade less frequently and in more limited volume than securities of larger, more established companies. In addition, smaller companies are typically subject to greater changes in earnings and business prospects than are larger companies. Consequently, the prices of small company stocks tend to rise and fall in value more than other stocks. Although investing in small-cap companies may offer potential for above-average returns, the companies may not succeed and their stock prices could decline significantly. Investments in small-cap companies may also be subject to valuation risk.

•

Mid-Cap Company Risk: Investments in securities of mid-cap companies entail greater risks than investments in larger, more established companies. Mid-cap companies tend to have more narrow product lines, more limited financial resources and a more limited trading market for their stocks, as compared with larger companies. As a result, their stock prices may decline significantly as market conditions change.

4.	Please consider adding risk disclosure relating to the Fund’s investments in foreign companies.

Response: The Fund notes that “Non-U.S. Securities Risk” is included as a principal risk. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

5.	Please explain supplementally why an additional portfolio manager was added to the management of the Fund.

Response: Supplementally, the Adviser determined that the addition of Mr. Johnson as a portfolio manager would be in the best interests of the Fund and its shareholders in light of his extensive portfolio management experience. Mr. Johnson has been providing assistance to the existing portfolio manager, Mr. Dondero, since May 2021.

6.

Please explain supplementally whether the current holdings of the Fund are consistent with the current small-cap strategy. Specifically, please confirm the current percentage of small-cap holdings. What percentage of portfolio repositioning is expected to move to a climate tech strategy?

Response: Supplementally, as of August 31, 2022, the Fund had approximately 60% of its assets invested in “small-cap companies” as defined in the Fund’s currently effective principal investment strategies. The Fund has a large position in cash and cash equivalents as a temporary defensive position in light of current economic uncertainty that was approximately greater than 20% of assets as of August 31, 2022. In addition, the Fund is not currently increasing its “small-cap companies” exposure as it anticipates repositioning approximately 50% of the portfolio in connection with the proposed changes to the Fund’s investment strategy.

7.	Please confirm supplementally whether REITs are expected to qualify towards the Fund’s new 80% policy.

Response: Supplementally, the Fund confirms that to the extent that the Fund will invest in REITs, it intends to primarily invest in REITs that meet the definition of “climate tech companies” as updated herein.

8.

Please revise the definition of climate tech company to include reasonable and sufficiently specific criteria to satisfy the Names Rule test without relying solely on the subjective discretion of the Adviser.

Response: The Fund confirms it will revise the definition of “climate tech” as follows (deletions struck and additions bolded and underlined):

The Fund defines a climate tech company as ~~one that the Adviser believes provides or benefits~~ having at least 50% of their assets, income, earnings, sales or profits committed to, or derived from, technology solutions, products, and services to help solve environmental challenges~~, primarily focusing on climate change~~. Companies involved in climate-tech may benefit directly or indirectly from efforts to curb or mitigate effects of global climate change. Due to the evolving nature related to climate change the Adviser expects climate tech companies to be involved in a wide array of businesses.

9.	Please confirm supplementally that the fee table will be updated to include a separate line for acquired fund fees and expenses if they are in excess of 0.01%.

Response: The Fund confirms that the fee table will be updated to include a separate line for acquired fund fees and expenses if they are in excess of 0.01%.

10.	Please consider adding risk factors related to legislation, operational and/or technology risk as each relates to the climate tech industry, if appropriate.

Response: The Fund believes that the current “Climate Tech Companies Risk” disclosure, italicized below for emphasis, sufficiently addresses legislation, operational and technology risks. Accordingly, the fund respectfully declines to make any changes in response to this comment.

Climate Tech Companies Risk: Climate tech companies may be more volatile than companies operating in more established industries. Climate tech companies are subject to specific risks, including, among others: fluctuations in commodity prices and/or interest rates; changes in governmental or environmental regulation; slowdowns in new construction; and seasonal weather conditions, extreme weather or other natural disasters. Climate tech companies can be significantly affected by the supply of, and demand for, particular technology products, which may result in overproduction or underproduction. Additionally, changes in the regulatory environment for climate tech companies may adversely impact their profitability. Obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants and general economic conditions can significantly affect climate tech companies. As increased capital enters the climate tech space, there may be pressure on power pricing, which in turn could result in lower rates of returns for certain climate tech companies. Certain investments may be dependent on U.S. and foreign government policies, including tax incentives and subsidies. The above factors could also impact the ability of climate tech companies to pay dividends comparable to those paid by other technology companies.

The Fund’s performance relative to the market also may be impacted by whether the climate tech sector is out of favor with investors. Similarly, the Fund’s exclusion of investments in companies other than climate tech companies may adversely affect the Fund’s relative performance at times when those other types of investments are performing well.

11.	Please confirm supplementally that all items in brackets will be completed in the Rule 485(b) Registration Statement filing.

Response: The Fund confirms that these items will be completed in the Rule 485(b) Registration Statement filing.

12.	Please add the Fund’s former name as a parenthetical to the Financial Highlights.

Response: The Fund confirms it will make the requested change.

13.	Please consider updating the Statement of Additional Information (“SAI”) to include principal investment strategies and risk factors relating to climate tech.

Response: The Fund confirms it will make the requested change.

14.	In the Management of the Trust section of the SAI, please consider adding “During the Past Five Years” to the Experience, Qualifications, Attributes, Skills for Board Membership column.

Response: The Fund notes that Item 17(b)(10) requires a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion a person should serve as a Trustee of the Fund “should cover more than the past five years,” if material. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

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If you have any questions, please do not hesitate to contact the undersigned at (617) 951-9103.

Sincerely,

/s/ Cal J. Gilmartin
Cal J. Gilmartin, Esq.
K&L Gates LLP

cc:	Stephanie Vitiello, Esq.